January 16, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re:

Lepota, Inc.

Registration Statement on Form S-1/A Filed December 24, 2014

File No. 333-198808

Dear Mr. Reynolds:

This letter sets forth the responses of Lepota, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of January 5, 2015.  Each numbered paragraph below responds to the comment having the same number in the January 5, 2014 comment letter.

Dilution of the Price You Pay for Your Shares, page 15

1.

It appears that you have a negative net tangible book value of $5,619 as of October 31, 2014; therefore, your book value before offering per share under the dilution table using the net tangible book value as of October 31, 2014 should be negative $0.0011. Please revise your disclosures for the dilution information accordingly.

We have now revised our disclosers according to the Commission’s comment to this section.

Financial Statements for the Period Ended October 31, 2014 Statements of Operation, page F-13

2.

Please revise your statement of operations to present earnings per share information for the period ended October 31, 2014. Please refer to ASC 270-10-50-1 (b).

We have now revised this section in response to the Commission’s comment.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Iurii Iurtaev

Iurii Iurtaev

President and Principal Executive Officer

Lepota, Inc.

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